China Electric Motor, Inc.
Sunna Motor Industry Park
Jian’an, Fuyong Hi-Tech Park
Baoan District, Shenzhen, Guangdong, 518103
People’s Republic of China
+(86) 755-8149-9969

April 25, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Electric Motor, Inc.
Request for Withdrawal
Registration Statement on Form S-3 (File No. 333-170960)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), China Electric Motor, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-3, together with all exhibits and amendments thereto (collectively, the “Registration Statement”) on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement is being withdrawn as a result of the Company’s current ineligibility to register securities on registration statements on Form S-3.

The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement. The Company requests that in accordance with Rule 457(p) of the Securities Act that all fees paid to the U.S. Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance in this matter.

Very truly yours,

CHINA ELECTRIC MOTOR, INC.

By:	/s/ Yue Wang
Name:	Yue Wang
Title:	Chief Executive Officer